UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SCHEDULE 13D





Under the Securities Exchange Act of 1934
(Amendment No. 7)





NXT ENERGY SOLUTIONS, INC







(Name of Issuer)











Common Shares







(Title of Class of Securities)












62948Q107







(CUSIP Number)











Mr. Michael Mork



132 Mill Street, Suite 204



Healdsburg, CA 95448



Telephone: (707) 431-1057







(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)



May 31, 2024








(Date of Event which Requires Filing of this Statement)







If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the

subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box [ ].



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,

including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).














1



NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)







MCAPM, L.P.







2



CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*







(a) [ x ]



(b) [ ]








3



SEC USE ONLY















4



SOURCE OF FUNDS (See Instructions)







WC







5



CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)







 [ ]








6



CITIZENSHIP OR PLACE OF ORGANIZATION







California







NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH



7



SOLE VOTING POWER







0








8



SHARED VOTING POWER







27086991*







9



SOLE DISPOSITIVE POWER







0







10



SHARED DISPOSITIVE POWER








27086991*







11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON







30526321*







12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(11) EXCLUDES CERTAIN SHARES (See Instructions)







 [ ]







13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW (11)








32.58*







14



TYPE OF REPORTING PERSON (See Instructions)







PN







*The amounts in columns 8, 10, and 11 above include shares of common stock (Common Stock) of NXT Energy Solutions,

Inc. that will be issued upon conversion of convertible debentures (the Debentures) recently purchased by MCAPM L.P and

Michael Mork. The percentage amount reflected in
item 13 is inclusive of the amount of Common Stock that will be received upon full conversion of the Debentures and is based on the outstanding Common Stock after giving effect to the conversion of the full amount of Debentures issued by the Issuer.
For further details, please refer to Items 3, 4, 5, 6, and 7 below.














1



NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)







Mork Capital Management, LLC







2



CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*







(a) [ x ]



(b) [ ]








3



SEC USE ONLY















4



SOURCE OF FUNDS (See Instructions)







OO







5



CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)








 [ ]







6



CITIZENSHIP OR PLACE OF ORGANIZATION







California







NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH



7



SOLE VOTING POWER








0







8



SHARED VOTING POWER







27086991*







9



SOLE DISPOSITIVE POWER







0







10



SHARED DISPOSITIVE POWER








27086991*







11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON







30526321*







12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(11) EXCLUDES CERTAIN SHARES (See Instructions)







 [ ]







13




PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW (11)







32.58*







14



TYPE OF REPORTING PERSON (See Instructions)







IA







*The amounts in columns 8, 10, and 11 above include shares of common stock (Common Stock) of NXT Energy Solutions,

Inc. that will be issued upon conversion of convertible debentures (the Debentures) recently purchased by MCAPM L.P. The percentage amount reflected in item 13 is inclusive of the amount of Common Stock that will be received upon full conversion of the Debentures and is based on the outstanding
Common Stock after giving effect to the conversion of the full amount of


Debentures issued by the Issuer. For further details, please refer to Items 3, 4, 5, 6, and 7 below.

















1



NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)







Michael Mork







2



CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*







(a) [ x ]




(b) [ ]







3



SEC USE ONLY















4



SOURCE OF FUNDS (See Instructions)







PF







5



CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)








 [ ]







6



CITIZENSHIP OR PLACE OF ORGANIZATION







California







NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH



7



SOLE VOTING POWER








3439330*







8



SHARED VOTING POWER







27086991*







9



SOLE DISPOSITIVE POWER







3439330*







10




SHARED DISPOSITIVE POWER







27086991*







11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON







30526321*







12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(11) EXCLUDES CERTAIN SHARES (See Instructions)







 [ ]








13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW (11)







32.58*







14



TYPE OF REPORTING PERSON (See Instructions)







IN







*The amounts in columns 7, 8, 9, 10, and 11 above include shares of common stock (Common Stock) of NXT Energy

Solutions, Inc. that will be issued upon conversion of convertible debentures (the Debentures) recently purchased by MCAPM

L.P. The percentage amount reflected in item 13 is inclusive of the amount of Common Stock that will be received upon full conversion of the Debentures and is based on the outstanding Common Stock after giving effect to the conversion of the full amount of Debentures issued by the Issuer. For further details, please refer to Items 3, 4, 5, 6, and 7 below.







This Amendment No. 7 amends the Schedule 13D/A filed by the undersigned on January 23, 2024.



 Item 2. Identity and Background



Below is information regarding the Reporting
Persons:



(a) This Schedule 13D/A is being filed on behalf of Mork Capital Management, LLC (Mork

Capital), MCAPM, L.P., and Michael Mork, who are collectively referred to herein as the

Reporting Persons.

(b) The address of the principal business office of the Reporting Persons is 132 Mill St., Suite 204,

Healdsburg, CA 95448.





(c) Mork Capital serves as the investment adviser and general partner of MCAPM, L.P. which is a private investment fund engaged in the purchase and sale of securities. Michael Mork is the owner and Managing Member of Mork Capital. The principal occupation of Michael Mork is investment management.



(d) During the past five years, none of the Reporting
Persons have been convicted in a criminal

proceeding (excluding traffic violations or similar misdemeanors).



(e) During the past five years, none of the Reporting
Persons have been a party to a civil proceeding

of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding,

was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.



(f) Please refer to row 6 of the respective cover pages.



Item 3. Source and Amount of Funds or Other
Considerations



Item 3 is hereby amended to reflect and include the following:







On May 31, 2024 (i) MCAPM, LP entered into a subscription agreement with NXT and received an additional amount of Debentures with a principal amount of US $2,000,000.








This transaction was performed through a non-brokered private placement.







The Debentures bear interest at 10.0% per annum and become due and payable in full on May 31, 2026.

The Debentures are convertible into NXT common shares (the Common Shares) at a conversion price of US $ 0.25 per Common Share, which provides
MCAPM, LP with the right to obtain an additional

8,000,000 Common Shares. The Debentures can be converted to Common Shares only upon approval from NXT shareholders.







The cost to purchase the Debentures by MCAPM, LP came from MCAPM, L.P.s working capital.





Item 4. Purpose of Transaction



The purpose in acquiring the Debentures of the Issuer is to potentially profit from the appreciation in the market price of the shares.



Item 5. Interest in Securities of the Issuer








Item 5 is hereby amended and restated to read as follows:







(A) MCAPM, L.P.











(a)



Aggregate number of shares beneficially owned:
30,526,321



Percentage: 32.58%















(b)



1. Sole power to vote or to direct vote: 0
















2. Shared power to vote or to direct vote: 27,086,991















3. Sole power to dispose or to direct the disposition:
0















4. Shared power to dispose or to direct disposition:
27,086,991
















(c)



On May 31, 2024, MCAPM, L.P. entered into a subscription agreement with NXT and received an aggregate principal amount of US
$2,000,000 of the Debentures (see Item 3

above) of NXT, which are convertible into a total of 8,000,000 NXT Common Shares.















(d)



Mork Capital Management, LLC serves as the investment adviser and General Partner of

MCAPM, L.P. and as such has discretionary authority to vote and dispose of shares of the

Issuers common shares. Also, because Mr. Michael
Mork is the owner and Chief

Executive Officer of Mork Capital Management, LLC, he has the power to direct the affairs of both Mork Capital Management, LLC and MCAPM,
L.P., including the voting and


disposition of shares of the Issuers common shares held in the name of MCAPM,

L.P. Therefore, both Mork Capital Management, LLC and Mr. Michael Mork are deemed to share voting and disposition power with MCAPM, L.P. with regard to those shares.











(B) Mork Capital Management, LLC











(a)



Aggregate number of shares beneficially owned:
30,526,321



Percentage: 32.58%
















(b)



1. Sole power to vote or to direct vote: 0















2. Shared power to vote or to direct vote: 27,086,991















3. Sole power to dispose or to direct the disposition:
0















4. Shared power to dispose or to direct disposition:
27,086,991
















(c)



Mork Capital Management, LLC has made no purchases of the Issuers common shares for its own account. As investment adviser, it purchases and sells securities on behalf of its clients.















(d)



Mork Capital Management, LLC serves as the investment adviser and General Partner of

MCAPM, L.P. and as such has discretionary authority to vote and dispose of shares of the

Issuers common shares. Also, because Mr. Michael
Mork is the owner and Chief

Executive Officer of Mork Capital Management, LLC, he has the power to direct the affairs of both Mork Capital Management, LLC and MCAPM,
L.P., including the voting and

disposition of shares of the Issuers common shares held in the name of MCAPM,









L.P. Therefore, both Mork Capital Management, LLC and Mr. Michael Mork are deemed to share voting and disposition power with MCAPM, L.P. with regard to those shares.











(C) Michael Mork











(a)



Aggregate number of shares beneficially owned:
30,526,321



Percentage: 32.58%
















(b)



1. Sole power to vote or to direct vote: 3,439,330















2. Shared power to vote or to direct vote: 27,086,991















3. Sole power to dispose or to direct the disposition:
3,439,330
















4. Shared power to dispose or to direct disposition:
27,086,991















 (c)



Michael Mork has not effected any transactions during the past sixty (60) days from the date of this filing in any securities of the Issuer.















(d)



Mork Capital Management, LLC serves as the investment adviser and General Partner of


MCAPM, L.P. and as such has discretionary authority to vote and dispose of shares of the

Issuers common shares. Also, because Mr. Michael
Mork is the owner and Chief

Executive Officer of Mork Capital Management, LLC, he has the power to direct the affairs of both Mork Capital Management, LLC and MCAPM,
L.P., including the voting and

disposition of shares of the Issuers common shares held in the name of MCAPM,

L.P. Therefore, both Mork Capital Management, LLC, and Mr. Michael Mork are deemed to share voting and disposition power with MCAPM, L.P. with regard to those shares.







Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of

the Issuer.



The information in Items 3 and 4 is incorporated by reference herein.

Except as described in this filing, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer,

including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.



Item 7. Material to Be Filed as Exhibits







Exhibit No.



Description







1











 Joint Filing Agreement, dated May 31, 2024







2. Unsecured Convertible Debenture Agreement between NXT Energy Solutions Inc. and


MCAPM, L.P. dated May 31, 2024.





































SIGNATURES







After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.








Date: June 4, 2024



















MCAPM, L.P.



















/s/ Michael Mork







By:



Michael Mork












General Partner



















Mork Capital Management, LLC



















/s/ Michael Mork







By:




Michael Mork











Owner and Chief Executive























Michael Mork




















/s/ Michael Mork







Michael Mork, Individual













EXHIBIT 1



JOINT FILING AGREEMENT







This Joint Filing Agreement, dated as of May 31, 2024 is by and among Mork Capital Management, LLC,

MCAPM, L.P., and Michael Mork (collectively referred to herein as the Filing Persons).







 As required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934 (the

"1934 Act"), the Filings Persons hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class of NXT Energy Solutions, Inc. stock, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings. Each Filing Person agrees that the information set forth in such

Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete, and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry.







The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule

13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that each Filing Person makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each Filing
Person shall promptly notify all the other Filing

Persons if any of the information set forth in the
Schedule 13D or any amendments thereto shall become

inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.
























MCAPM , L.P.



















/s/ Michael Mork







By:



Michael Mork












General Partner



















Mork Capital Management, LLC



















/s/ Michael Mork







By:



Michael Mork












Owner and Chief Executive























Michael Mork



















/s/ Michael Mork








Michael Mork, Individual